August 19, 2025

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Amy Geddes
Angela Lumley
Alyssa Wall
Taylor Beech

Re:	Agencia Comercial Spirits Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed July 29, 2025 File No. 333-288600

Ladies and Gentlemen:

On behalf of our client, Agencia Comercial Spirits Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 15, 2025 on the Company’s Amendment No. 1 to Registration Statement on Form F-1 filed on July 29, 2025. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated August 15, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 1 to Registration Statement on Form F-1

Exhibit Index, page II-4

1.	Please have counsel revise their opinion in exhibit 5.1 to opine on the resale shares to be offered by the Resale Prospectus and include the fully executed opinion.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the counsel of the Company as to Cayman Islands law has revised their opinion which has been submitted as Exhibit 5.1 to the Revised Registration Statement.

2.	We note your disclosure that you have entered into employment agreements with your executive officers. We also note you have filed a "Form of Employment Agreement between the Registrant and each of its executive officers" as an exhibit to the registration statement. Please file the executed agreements with your executive officers and revise to include a summary of the material terms of each agreement, if applicable. Refer to Item 601(b)(10)(iii)(A).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosures on Page 93 of the Revised Registration Statement to include a summary of the material terms of the agreements, and that the executed agreements entered into between by the Company and its executive officers has been submitted as Exhibits 10.1 and 10.2 to the Revised Registration Statement.

3.	Please revise the fee table to also include the resale shares.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the fee table to include the resale shares, which has been submitted as Exhibits 107 to the Revised Registration Statement.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

Very truly yours,

/s/ Kyle Leung
Name:	Kyle Leung
Partner
Concord & Sage PC

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765